UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of January 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Relevant information regarding acquisition of BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A.

Item 1

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that:

1.
According to the notice of material events (Información Relevante) released on December 24, 2012, Banco Bilbao Vizcaya Argentaria S.A. and Compañía Chilena de Inversiones S.L., as sellers, Sociedad Administradora de Pensiones y Cesantías Porvenir S.A. (“Porvenir”) as purchaser, and Grupo Aval as guarantor to the obligations of Porvenir, entered into a Share Purchase Agreement (“SPA”) for the aquisition of 99.9% of the shares issued by BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A. (“Horizonte”) (“Transaction”).

Pursuant to the SPA, Porvenir may assign its rights to purchase all or a portion of the shares of Horizonte to one or more of its affiliates. As a result, at the meeting held on January 16, 2013, Grupo Aval’s Board of Directors authorized such entity to participate in the Transaction as assignee of Porvenir.

From the total amount of Horizonte’s shares that Porvenir decides to assign, Grupo Aval would acquire a percentage substantially similar to its current participation in Porvenir’s equity.

The completion of this transaction will be subject to the assignment of the contractual position to be approved by Porvenir and to the receipt of the required regulatory approvals.

2.
The Board of Directors further authorized Grupo Aval to grant a loan to Porvenir in an amount up to $350,000,000,000 Colombian pesos, conferring to the company’s legal representative all applicable authorization to agree to the conditions of such loan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel